

September 14, 2012

Via E-mail
Wong Siu Hong
Chief Executive Officer
Maxclean Holdings Ltd.
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China

> **Re:** **Maxclean Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 30, 2012**

Dear Mr. Hong:

Recent Developments, page 7

1. Your financial statements show that you have significantly more current liabilities than current assets and that your operations consumed over 14 million RMB in cash last year. Consequently, your disclosure should be expanded to provide specific details about your current liquidity situation. Disclose whether the magnitude of your working capital deficit has changed since December 31, 2011. Also, please disclose whether there has been any change in the magnitude of your operating cash flow deficits. Disclose the specific sources and uses of cash you expect related to your operations over the next 12 months. See Items 5D and 8B of Form 20-F.

Capitalization, page 28

2. Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

Part II

3. Please include all of your exhibits, including those filed as Exhibit 99.1 through Exhibit 99.5 in your index of exhibits,

You may contact Tracey Mckoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director